Exhibit 11.2

AIFU INC.

AMENDED AND RESTATED INSIDER TRADING POLICY

(Adopted by the board resolution passed on April 25, 2025 and effective immediately)

To Officers, Directors and Key Employees1 of AIFU Inc. and its subsidiaries:

Subject:	Statement of Policies and Procedures of AIFU Inc Inc. Governing Material, Non-Public Information and the Prevention of Insider Trading

As part of our work, we may have access to material, non-public information regarding AIFU Inc. (the “Company”). The attached statement sets forth the Company’s policy that neither it, nor any of its officers, directors or employees, may trade in any securities of the Company or any other company when in possession of material, non-public information regarding the Company or such other company. Additionally, except for the exercise of options that does not involve the sale of Company securities (e.g., the cashless exercise of a Company stock option does involve the sale of Company securities and therefore would not qualify under this exception), neither the Company nor any of its officers, directors or key employees may trade in any securities of the Company during the period beginning the first business day after the end of each fiscal year or half fiscal year of the Company and ending one full business day after the public release of the Company’s financial results with respect to the preceding fiscal year or half fiscal year whether or not the Company or any of its officers, directors or key employees is in possession of material, inside information. Furthermore, confidential information cannot be disclosed to anyone outside of the Company, and should only be distributed within the Company to those having a need to know such information. All transactions in Company securities (including without limitation, acquisitions and dispositions of Company shares, the exercise of stock options and the sale of Company shares issued upon exercise of stock options) by officers, directors and key employees must be precleared by the Compliance Officer. Unless the context otherwise requires, references to the “Company” in this letter and the attached policy statement refer to the Company and its subsidiaries.

For purposes of the foregoing and the attached guidelines, you should assume that information is “material” if a reasonable investor would consider the information to be important in deciding whether to buy, sell, or hold securities of the relevant company or if disclosure of such information would be likely to result in a change in the price of the traded securities. Examples of matters which may be material include, but are not limited to: corporate earnings, earnings forecasts, possible acquisitions or significant financing developments, dividend actions, important business developments, and major litigation developments.

Any lapse in our adherence to these principles would create the possibility of substantial criminal and civil sanctions under applicable law, both for the individual violating the policy and the Company, and could also form the basis for disciplinary action by the Company, including dismissal for cause.

After you have read the attached policy statement, the attached acknowledgment form should be detached, signed and returned to the Compliance Officer, who shall be a person appointed by the Board of Directors of the Company. The Board of Directors of the Company has appointed Xinguo Wan to be the Compliance Officer. If there is any material in the attached statement which you do not understand, or if you are faced with a situation where you believe you need advice as to the applicability or effect of the attached policy, please contact the Compliance Officer at +862083883235 or tousu@aifugroup.com.

Sincerely,

/s/ Wei Chen
Wei Chen
Chief Executive Officer

[1]	The criteria for identifying employees who are considered to be key employees for purposes of these policies and procedures shall be determined by the Board of Directors. If you received a copy of this Memorandum, you are deemed to be a key employee for purposes of the policies and procedures attached hereto.

AIFU Inc.

STATEMENT OF POLICIES AND PROCEDURES GOVERNING MATERIAL,

NON-PUBLIC INFORMATION AND THE PREVENTION OF INSIDER TRADING

This Statement consists of four sections:

Section I provides an overview;

Section II sets forth the policies of AIFU Inc. prohibiting insider trading;

Section III explains insider trading; and

Section IV consists of various procedures which have been put in place by AIFU Inc.. to prevent insider trading.

I.	SUMMARY

Preventing insider trading is necessary to comply with securities law and to preserve the reputation and integrity of AIFU Inc. (the “Company”) and all persons affiliated with it. “Insider trading” occurs when any person purchases or sells a security while in possession of inside information relating to the security. As explained in Section III below, “inside information” is information which is considered to be both “material” and “non-public.” Insider trading is a crime and the penalties for violating the law include imprisonment, disgorgement of profits, civil fines of up to three times the profit gained or loss avoided, and criminal fines of up to $5,000,000 for individuals and $25,000,000 for entities. Insider trading is also prohibited by this Statement and could result in serious sanctions, including dismissal.

It should be noted that these policies address compliance with United States laws and the rules of the Nasdaq Global Market only. Many other laws, including the laws of the Cayman Islands and China, may also be implicated by trading in the securities of the Company.

This Statement applies to all officers, directors and employees of the Company and its subsidiaries and extends to all activities within and outside an individual’s duties at the Company or its subsidiaries. Unless the context otherwise requires, references to the “Company” in this Statement refer to the Company and its subsidiaries. Every officer, director and employee must review this Statement. Questions regarding this Statement should be directed to the Compliance Officer, who shall be a person appointed by the Board of Directors of the Company. The Board of Directors of the Company has appointed Xinguo Wan to be the Compliance Officer. If there is any material in the attached statement which you do not understand, or if you are faced with a situation where you believe you need advice as to the applicability or effect of the attached policy, please contact the Compliance Officer at +862083883235 or tousu@aifugroup.com..The Company will notify you if the Board of Directors appoints a different Compliance Officer.

II.	STATEMENT OF POLICIES PROHIBITING INSIDER TRADING

No officer, director or employee shall purchase or sell any type of security while in possession of material, non-public information relating to the security, whether the issuer of such security is the Company or any other company. Additionally, except for the exercise of options that does not involve the sale of Company securities (e.g., the cashless exercise of a Company stock option does involve the sale of Company securities and therefore would not qualify under this exception), neither the Company nor any of its officers, directors or key employees may trade in any securities of the Company during the period beginning the first business day after the end of each fiscal year or half fiscal year of the Company and ending one full business day after the public release of the Company’s financial results with respect to the preceding fiscal year or half fiscal year. The criteria for identifying employees who are considered to be key employees for purposes of these policies and procedures shall be determined by the Board of Directors. This “prohibited trading period” is subject to changeas deemed necessary by the Compliance Officer. Also, please consult the “Insider Trading Reminders” attached hereto as “Attachment A.”

No officer, director or employee shall directly or indirectly tip material, non-public information to anyone while in possession of such information. In addition, material, non-public information should not be communicated to anyone outside the Company under any circumstances, or to anyone within the Company other than on a need-to-know basis.

III.	EXPLANATION OF INSIDER TRADING

As noted above, “insider trading” refers to the purchase or sale of a security while in possession of “material”, “non-public” information relating to the security. “Securities” include not only shares, bonds, notes and debentures, but also options, restricted shares, warrants and similar instruments. “Purchase” and “sale” are defined broadly under U.S. federal securities law. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, conversions, the grant and exercise of stock options and acquisitions and exercises of warrants or puts, calls or other options related to a security. It is generally understood that insider trading includes the following:

●	Trading by insiders while in possession of material, non-public information;

●	Trading by persons other than insiders while in possession of material, non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; or

●	Communicating or tipping material, non-public information to others, including recommending the purchase or sale of a security while in possession of such information.

A. What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.

Examples of material information include (but are not limited to) facts concerning: dividends; corporate earnings or earnings forecasts; mergers or acquisitions; major litigation; significant borrowings or financings; defaults on borrowings; and bankruptcies. Moreover, material information does not have to be related to a company’s business. For example, the contents of a forthcoming newspaper column that is expected to affect the market price of a security can be material.

A good general rule of thumb: when in doubt, do not trade.

B. What is Non-public?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow a period of two full business days following publication before such information is deemed to be public.

C. Who is an Insider?

“Insiders” include officers, directors, and employees of a company and anyone else who has material inside information about a company. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material, non-public information relating to the company’s securities. All officers, directors and employees of the Company should consider themselves insiders with respect to material, non-public information about business, activities and securities. Officers, directors and employees may not trade the Company’s securities while in possession of material, non-public information relating to the Company nor tip (or communicate except on a need-to-know basis) such information to others.

It should be noted that trading by members of an officer’s, director’s or employee’s household can be the responsibility of such officer, director or employee under certain circumstances and could give rise to legal and Company-imposed sanctions.

D. Trading by Persons Other than Insiders

Insiders may be liable for communicating or tipping material, non-public information to a third party (“tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, non-public information tipped to them or individuals who trade on material, non-public information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material, non-public information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

E. Penalties for Engaging in Insider Trading

Penalties for trading on or tipping material, non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The U.S. Securities and Exchange Commission (“SEC”) and U.S. Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the U.S. federal securities laws include:

●	SEC administrative sanctions;

●	Securities industry self-regulatory organization sanctions;

●	Civil injunctions;

●	Damage awards to private plaintiffs;

●	Disgorgement of all profits;

●	Civil fines for the violator of up to three times the amount of profit gained or loss avoided;

●	Civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of $1,100,000 or three times the amount of profit gained or loss avoided by the violator;

●	Criminal fines for individual violators of up to $5,000,000 ($25,000,000 for an entity); and

●	Jail sentences of up to 20 years.

In addition, insider trading could result in serious sanctions by the Company, including dismissal. Insider trading violations are not limited to violations of U.S. federal securities laws: other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the U.S. Racketeer Influenced and Corrupt Organizations Act (“RICO”), also may be violated upon the occurrence of insider trading.

F. Examples of Insider Trading

Examples of insider trading cases include actions brought against: corporate officers, directors, and employees who traded a company’s securities after learning of significant confidential corporate developments; friends, business associates, family members, and other tippees of such officers, directors, and employees who traded the securities after receiving such information; government employees who learned of such information in the course of their employment; and other persons who misappropriated, and took advantage of, confidential information from their employers.

The following are illustrations of insider trading violations. These illustrations are hypothetical and consequently not intended to reflect on the actual activities or business of the Company or any other entity.

Trading by Insider

An officer of X Corporation learns that earnings to be reported by X Corporation will increase dramatically. Prior to the public announcement of such earnings, the officer purchases X Corporation’s shares. The officer, an insider, is liable for all profits as well as penalties of up to three times the amount of all profits. The officer also is subject to, among other things, criminal prosecution, including up to $5,000,000 in additional fines and 20 years in jail. Depending upon the circumstances, X Corporation and the individual to whom the officer reports also could be liable as controlling persons.

Trading by Tippee

An officer of X Corporation tells a friend that X Corporation is about to publicly announce that it has concluded an agreement for a major acquisition. This tip causes the friend to purchase X Corporation’s shares in advance of the announcement. The officer is jointly liable with his friend for all of the friend’s profits and each is liable for all penalties of up to three times the amount of the friend’s profits. In addition, the officer and his friend are subject to, among other things, criminal prosecution, as described above.

IV.	STATEMENT OF PROCEDURES PREVENTING INSIDER TRADING

The following procedures have been established, and will be maintained and enforced, by the Company to prevent insider trading. Every officer, director and employee is required to follow these procedures.

A. Identifying Material, Non-public Information

Prior to directly or indirectly trading any security of the Company, or any other company when in possession of material, non-public information regarding such other company, every officer, director and key employee is required to contact the Compliance Officer (as part of the pre-clearance procedure discussed below in Section D) and make an initial determination whether the Company and/or such officer, director or key employee is in possession of material, non-public information relating to such security. In making such assessment, the explanations of “material” and “non-public” information set forth above should be of assistance. If after consulting with the Compliance Officer it is determined that the Company and/or such officer, director or key employee is in possession of material, non-public information, trading may not occur in such security.

B. Information Relating to the Company

1.	Access to Information

Access to material, non-public information about the Company, including the Company’s business, earnings or prospects, should be limited to officers, directors and employees of the Company on a need-to-know basis. In addition, such information should not be communicated to anyone outside the Company under any circumstances or to anyone within the Company on an other than need to know basis.

In communicating material, non-public information to employees of the Company, all officers, directors and employees must take care to emphasize the need for confidential treatment of such information and adherence to the Company’s policies with regard to confidential information.

2.	Inquiries From Third Parties

Inquiries from third parties, such as industry analysts or members of the media, about the Company should be directed to the Chief Executive Officer or Chief Financial Officer or another appropriate person designated by them.

C. Limitations on Access to the Company Information

The following procedures are designed to maintain confidentiality with respect to the Company’s business operations and activities.

1. All officers, directors and employees should take all steps and precautions necessary to restrict access to, and secure, material, non-public information by, among other things:

●	Maintaining the confidentiality of Company related transactions;

●	Conducting their business and social activities so as not to risk inadvertent disclosure of confidential information. Review of confidential documents in public places should be conducted so as to prevent access by unauthorized persons;

●	Restricting access to documents and files (including computer files) containing material, non-public information to individuals on a need-to-know basis (including maintaining control over the distribution of documents and drafts of documents);

●	Promptly removing and cleaning up all confidential documents and other materials from conference rooms following the conclusion of any meetings;

●	Disposing of all confidential documents and other papers, after there is no longer any business or other legally required need, through shredders when appropriate;

●	Restricting access to areas likely to contain confidential documents or material, non-public information; and

●	Avoiding the discussion of material, non-public information in places where the information could be overheard by others such as in elevators, restrooms, hallways, restaurants, airplanes or taxicabs.

2. Personnel involved with material, non-public information, to the extent feasible, should conduct their business and activities in areas separate from other Company activities.

D. Pre-Clearance of All Trades by All Officers, Directors and Key Employees

To provide assistance in preventing inadvertent violations of applicable securities laws and to avoid the appearance of impropriety in connection with the purchase and sale of the Company securities, all transactions in Company securities (including without limitation, acquisitions and dispositions of Company shares, the exercise of stock options and the sale of Company shares issued upon exercise of stock options) by officers, directors and key employees must be precleared by the Compliance Officer. Clearance of a transaction is valid only for a 48 hour period. If the transaction order if not placed within that 48 hour period, clearance for the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the officer, director or key employee who requested for the clearance. Additionally, except for the exercise of options that does not involve the sale of Company securities (e.g. the cashless exercise of a Company stock option does involve the sale of Company securities and therefore would not qualify under this exception), neither the Company nor any of its officers, directors or key employees may trade in any securities of the Company during the period beginning two weeks before the end of any fiscal quarter of the Company and ending two full business days after the public release of earnings data for such quarter. Also, please consult the “Insider Trading Reminders” attached hereto as “Attachment A.”

E. Avoidance of Certain Aggressive or Speculative Trading; Additional Prohibitions

Officers, directors and employees and their respective family members (including spouses, minor children, or any other family members living in the same household) should ordinarily not directly or indirectly participate in transactions involving trading activities which by their aggressive or speculative nature may give rise to an appearance of impropriety. Such activities would include the purchase of put or call options, or the writing of such options, or engaging short sales (i.e., selling shares one does not own and borrowing the shares to make delivery), or selling any security within six months of purchase (which is viewed as short-term or speculative transactions).

Further, securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an officer, director or employee had material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits officers, directors and employees from purchasing Company securities on margin or holding Company securities in a margin account. Similarly, no officer, director or employee should have any standing orders to sell or purchase the Company’s securities at a particular price because these can be triggered when such officer, director or employee is in possession of material nonpublic information.

F. Execution and Return of Certification of Compliance

After reading this policy statement all officers, directors and key employees should execute and return to the Compliance Officer the Certification of Compliance form attached hereto as “Attachment B.”

ATTACHMENT A

INSIDER TRADING REMINDERS FOR EMPLOYEES,

OFFICERS AND DIRECTORS OF AIFU INC.

Before engaging in any transaction in the securities of AIFU Inc. (the “Company”), please read the following:

Both the U.S. federal securities laws and the Company’s policy prohibit transactions in the Company’s securities at a time when you may be in possession of material information about the Company which has not been publicly disclosed. This also applies to members of your household as well as all others whose transactions may be attributable to you.

Material information, in short, is any information which could affect the price of the securities. Either positive or negative information may be material. Once a public announcement has been made, you should wait a reasonable period of time after the information has been made generally available to the public before engaging in any transaction.

Except for the exercise of options that does not involve the sale of Company securities (e.g., the cashless exercise of a Company stock option does involve the sale of Company securities and therefore would not qualify under this exception), neither the Company nor any of its officers, directors or key employees may trade in any securities of the Company during the period beginning the first business day after the end of any fiscal quarter of the Company and ending one full business day after the public release of earnings data for such quarter.

Important: All transactions must be precleared with the Compliance Officer.

For further information and guidance, please refer to our Statement Governing the Prevention of Insider Trading and do not hesitate to contact the Compliance Officer.

ALL TRANSACTIONS IN SECURITIES OF AIFU INC.

MUST BE PRECLEARED BY CONTACTING THE COMPLIANCE OFFICER,

Xinguo Wan, AT +862083883235 or tousu@aifugroup.com.

ATTACHMENT B

CERTIFICATION OF COMPLIANCE

TO:	__________________________, Compliance Officer

FROM:	__________________________

RE:	STATEMENT OF POLICIES AND PROCEDURES OF AIFU INC. GOVERNING MATERIAL, NON-PUBLIC INFORMATION AND THE PREVENTION OF INSIDER TRADING

I have received, reviewed, and understand the above-referenced Statement of Policies and Procedures and hereby undertake, as a condition to my present and continued employment at/affiliation with AIFU Inc., to comply fully with the policies and procedures contained therein.

Signature	Date

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